UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINAEDU CORPORATION

Form 6-K

CONTENTS

Entry into Amendment No. 1 to Rights Agreement.

On December 6, 2013, ChinaEdu Corporation (the “Company”) entered into Amendment No. 1, dated as of December 6, 2013 (the “Amendment”) to the Rights Agreement, dated as of September 17, 2013, by and between the Company and The Bank of New York Mellon as rights agent.

The Amendment changes the definition of “Management Group” to cover certain additional shareholders that joined the Management Group, including McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

A copy of the Amendment is attached as Exhibit 4.1 to this Current Report and is incorporated herein by reference. A copy of the Rights Agreement as originally executed is attached as Exhibit 4.1 to the Form 6-K filed by the Company on September 18, 2013 and is incorporated herein by reference. This foregoing summary of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment attached hereto as Exhibit 4.1.

Exhibit Index

Exhibit No.	Description
4.1	Amendment No.1 to Rights Agreement, dated as of December 6, 2013, between ChinaEdu Corporation and The Bank of New York Mellon, as Rights Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2013	CHINAEDU CORPORATION

	By:	/s/Shawn Ding
Name: Shawn Ding
Title: Chief Executive Officer